                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G
                               (Rule 13d-102)
                 Information to be included in Statements Pursuant
                 to Rules 13d-1(b)(c) and (d) and Amendments
                  thereto filed pursuant to Rule 13d-2(b)
                 Under the Securities Exchange Act of 1934

                          (Amendment No.       )(1)
                                         -----

                            HEALTHGATE DATA CORP.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  42222 H
                     ----------------------------------
                              (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)
------------------------------------------
   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42222 H                     13G
         --------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Blackwell Science, Ltd.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     United Kingdom
-------------------------------------------------------------------------------
 Number of Shares          (5) Sole Voting Power
 Beneficially                  2,086,675 shares, which includes 25,000 shares
 Owned by                      purchasable upon exercise of options (unvested),
 Each Reporting                39,703 shares purchasable upon exercise of
 Person With:                  options (vested), 1,755,695 shares owned by
                               Blackwell Science, Ltd., and 266,277 shares
                               owned by a wholly-owned subsidiary of
                               Blackwell Science, Ltd.
                           ----------------------------------------------------
                           (6) Shared Voting Power
                               0
                           ----------------------------------------------------
                           (7) Sole Dispositive Power
                               2,086,675 shares, which includes 25,000 shares
                               purchasable upon exercise of options (unvested),
                               39,703 shares purchasable upon exercise of
                               options (vested), 1,755,695 shares owned by
                               Blackwell Science, Ltd., and 266,277 shares
                               owned by a wholly-owned subsidiary of
                               Blackwell Science, Ltd.
                           ----------------------------------------------------
                           (8) Shared Dispositive Power
                               0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,086,675 shares, which includes 25,000 shares purchasable upon exercise of options (unvested), 39,703 shares purchasable upon exercise of options (vested), 1,755,695 shares owned by Blackwell Science, Ltd., and 266,277 shares owned by a wholly-owned subsidiary of Blackwell Science, Ltd.
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     11.6%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     CO
-------------------------------------------------------------------------------

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CUSIP No. 42222 H                     13G
         --------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Jonathan J. G. Conibear
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     United Kingdom
-------------------------------------------------------------------------------
 Number of Shares          (5) Sole Voting Power
 Beneficially                  0
 Owned by
 Each Reporting
 Person With:
                           ----------------------------------------------------
                           (6) Shared Voting Power
                               2,086,675 shares, which includes 25,000 shares
                               purchasable upon exercise of options (unvested)
                               held by Blackwell Science, Ltd., 39,703 shares
                               purchasable upon exercise of options (vested)
                               held by Blackwell Science, Ltd., 1,755,695
                               shares owned by Blackwell Science, Ltd., and
                               266,277 shares owned by a wholly-owned subsidiary
                               of Blackwell Science, Ltd. Mr. Conibear is
                               Executive Director of Blackwell Science, Ltd.
                               and disclaims beneficial ownership of all
                               shares.
                           ----------------------------------------------------
                           (7) Sole Dispositive Power
                               0
                           ----------------------------------------------------
                           (8) Shared Dispositive Power
                               2,086,675 shares, which includes 25,000 shares
                               purchasable upon exercise of options (unvested)
                               held by Blackwell Science, Ltd., 39,703 shares
                               purchasable upon exercise of options (vested)
                               held by Blackwell Science, Ltd., 1,755,695 shares
                               owned by Blackwell Science, Ltd., and 266,277
                               shares owned by a wholly-owned subsidiary of
                               Blackwell Science, Ltd. Mr. Conibear is
                               Executive Director of Blackwell Science, Ltd.
                               and disclaims beneficial ownership of all shares.
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,086,675 shares, which includes 25,000 shares purchasable upon exercise of options (unvested) held by Blackwell Science, Ltd., 39,703 shares purchasable upon exercise of options (vested) held by Blackwell Science, Ltd., 1,755,695 shares owned by Blackwell Science, Ltd., and 266,277 shares owned by a wholly-owned subsidiary of Blackwell Science, Ltd.
     Mr. Conibear is Executive Director of Blackwell Science, Ltd. and
     disclaims beneficial ownership of all shares.
-------------------------------------------------------------------------------

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CUSIP No. 42222 H                     13G
         --------


(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     11.6%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

                                SCHEDULE 13G

ITEM 1.

    (a)   Name of Issuer
          HEALTHGATE DATA CORP.
          ---------------------------------------------------------------------
    (b)   Address of Issuer's Principal Executive Offices
          25 Corporate Drive
          Burlington, MA 01803
          ---------------------------------------------------------------------


ITEM 2.

    (a)   Name of Person Filing
          Blackwell Science, Ltd. and Jonathan J. G. Conibear
          ---------------------------------------------------------------------
    (b)   Address of Principal Business Office or, if none, Residence
          Oxney Mead, Oxford
          OX 2 OEL, United Kingdom
          ---------------------------------------------------------------------
    (c)   Citizenship
          United Kingdom
          ---------------------------------------------------------------------
    (d)   Title of Class of Securities
          Common Stock, par value $0.01 per share
          ---------------------------------------------------------------------
    (e)   CUSIP Number
          42222 H
          ---------------------------------------------------------------------

ITEM 3.

         Not applicable

ITEM 4.  OWNERSHIP

  Jonathan J. G. Conibear
  -----------------------

    (a) Amount beneficially owned:


        2,086,675 shares, which includes 25,000 shares purchasable upon exercise of options (unvested), 39,703 shares purchasable upon exercise of options (vested), 1,755,695 shares owned by Blackwell Science, Ltd., and 266,277 shares owned by a wholly-owned subsidiary of Blackwell Science, Ltd. Mr. Conibear is Executive Director of Blackwell Science, Ltd., the owner of the shares. Mr. Conibear disclaims beneficial ownership of these shares.
    ---------------------------------------------------------------------------

    (b) Percent of class:
        11.6%
    ---------------------------------------------------------------------------

    (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote

              N/A
              -----------------------------------------------------------------
         (ii) Shared power to vote or to direct the vote

              2,086,675 shares, which includes 25,000 shares purchasable upon exercise of options (unvested), 39,703 shares purchasable upon exercise of options (vested), 1,755,695 shares owned by Blackwell Science, Ltd., and 266,277 shares owned by a wholly-owned subsidiary of Blackwell Science, Ltd. Mr. Conibear is Executive Director of Blackwell Science, Ltd., the owner of the shares.
              Mr. Conibear disclaims beneficial ownership of these shares.
              -----------------------------------------------------------------
        (iii) Sole power to dispose or to direct the disposition of

              N/A
              -----------------------------------------------------------------
         (iv) Shared power to dispose or to direct the disposition of

              2,086,675 shares, which includes 25,000 shares purchasable upon exercise of options (unvested), 39,703 shares purchasable upon exercise of options (vested), 1,755,695 shares owned by Blackwell Science, Ltd., and 266,277 shares owned by a wholly-owned subsidiary of Blackwell Science, Ltd. Mr. Conibear is Executive Director of Blackwell Science, Ltd., the owner of the shares.
              Mr. Conibear disclaims beneficial ownership of these shares.
              -----------------------------------------------------------------


  Blackwell Science, Ltd.
  -----------------------

    (a) Amount beneficially owned:


        2,086,675 shares, which includes 25,000 shares purchasable upon exercise of options (unvested), 39,703 shares purchasable upon exercise of options (vested), 1,755,695 shares owned by Blackwell Science, Ltd., and 266,277 shares owned by a wholly-owned subsidiary of Blackwell Science, Ltd.
    ---------------------------------------------------------------------------

    (b) Percent of class:
        11.6%
    ---------------------------------------------------------------------------

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    (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote

              2,086,675 shares, which includes 25,000 shares purchasable upon exercise of options (unvested), 39,703 shares purchasable upon exercise of options (vested), 1,755,695 shares owned by Blackwell Science, Ltd., and 266,277 shares owned by a wholly-owned subsidiary of Blackwell Science, Ltd.
              -----------------------------------------------------------------
         (ii) Shared power to vote or to direct the vote
              N/A
              -----------------------------------------------------------------
        (iii) Sole power to dispose or to direct the disposition of

              2,086,675 shares, which includes 25,000 shares purchasable upon exercise of options (unvested), 39,703 shares purchasable upon exercise of options (vested), 1,755,695 shares owned by Blackwell Science, Ltd., and 266,277 shares owned by a wholly-owned subsidiary of Blackwell Science, Ltd.
              -----------------------------------------------------------------
         (iv) Shared power to dispose or to direct the disposition of
              N/A
              -----------------------------------------------------------------


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable

         The filing of this statement shall not be deemed an admission by Mr. Conibear that he owns the securities owned by Blackwell Science, Ltd. or those owned by the wholly-owned subsidiary of Blackwell Science, Ltd. for any purpose.

ITEM 10. CERTIFICATION

         Not applicable

    NOTE: All information in this Schedule 13G is as of the close of business on December 31, 2000.

                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 February 7, 2001
                                       ----------------------------------------
                                                       (Date)


                                       BLACKWELL SCIENCE, LTD.



                                       By: /s/ Martin Wilkinson
                                           ------------------------------------
                                           Martin Wilkinson


                                           /s/ Jonathan J. G. Conibear
                                           -------------------------------------
                                           Jonathan J. G. Conibear



    The undersigned persons on February 7, 2001 agree and consent to the joint filing on their behalf of this Schedule 13G in connection with the ownership of Common Stock of HealthGate Data Corp. as of December 31, 2000.


                                       BLACKWELL SCIENCE, LTD.



                                       By: /s/ Martin Wilkinson
                                           ------------------------------------
                                           Martin Wilkinson

                                           /s/ Jonathan J. G. Conibear
                                           -------------------------------------
                                           Jonathan J. G. Conibear